Investor Relations Contacts:

------------------------------------------------------
KCSA Strategic Communications
Marybeth Csaby/ Meghan Garrity
212-896-1236 / 212-896-1224
mcsaby@kcsa.com/ mgarrity@kcsa.com
------------------------------------------------------


            TTI Telecom Reports Third Quarter 2008 Financial Results

                    Q3 Revenues Increase 12.7% Year-over-Year

Rosh Ha'ayin, Israel - November 12, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the third quarter ended September 30, 2008.

Total revenues for the third quarter were $13.2 million, compared with $11.7 million in the third quarter of 2007, and $14.3 million for the second quarter of 2008. Total operating expenses were $7.1 million, compared to $6.0 million in the third quarter of 2007 and $7.5 million in the second quarter of 2008.

Operating loss for the third quarter was $419,000 compared with operating income of $437,000 for the third quarter last year and operating income of $531,000 in the second quarter of 2008. Net loss for the third quarter was of $1 million or $0.06 dollar per basic and diluted share, compared to a net income of $1 million or $0.05 dollar per basic share and diluted share, in the third quarter of 2007 and net income of $260,000 or $0.01 dollar per basic and diluted share, for the second quarter of 2008.

Total Revenues for the nine months ended September 30, 2008 were $40.6 million, compared to $33.7 million in the nine months ended September 30, 2007. Total operating expenses for the period were $21.3 million, compared to $18.1 million in the first nine months of 2007.

Operating income for the nine months ended September 30, 2008 was $585,000 compared with operating income of $62,000 in the comparable period in 2007. Net income was $119,000 or $0.01 dollar per basic and diluted share, compared to net income of $1.8 million or $0.10 dollar per basic and diluted share for the first nine months of 2007.

As of September 30, 2008, the Company had approximately $25.6 million in cash and liquid investments.

Commenting on this quarter's results, Meir Lipshes, CEO of TTI, said "The global economic slowdown is affecting TTI Telecom. We see a notable deceleration in the pace of decision making processes at customers' sites. Mr. Lipshes continued saying, "We are taking precautionary steps to adjust our operating expenses on one side while pushing to keep a positive pipeline on the other side."


Conference Call Information:
A conference call has been scheduled for 9:00am EST today, November 12, 2008, during which management will discuss the Company's performance for the quarter. To access the call, please dial (888) 694-4739 (International dialers can call
(973) 582-2749) and giving the access code: 72646377. The call can be accessed via live webcast through the Investor Relations section of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting after the call at 10:00 a.m. EST until 11:59pm EST on, December 12, 2008. To access the replay, please dial (800) 642-1687 (International dialers can call (706) 645-9291), participant code: 72646377. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 30 days.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)
                                                        Nine Months ended                            Three Months ended
                                                           September 30,                                September 30,

                                                       2007                2008                       2007                2008
                                                       ----                ----                       ----                ----
                                                             Unaudited                                          Unaudited
Revenues

Product                                                18,718            26,382                      6,367               8,954
Services                                               15,005            14,179                      5,374               4,274
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Total revenues                                         33,723            40,561                     11,741              13,228
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Cost of revenues:
Product                                                 9,150            12,704                      3,225               4,466
Services                                                6,405             5,958                      2,062               2,113
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Total cost of revenues                                 15,555            18,662                      5,287               6,579
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Gross profit                                           18,168            21,899                      6,454               6,649
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Operating expenses:
Research and development                                6,788             8,671                      2,443               2,721
Sales and marketing                                     5,567             7,688                      2,064               2,708
General and administrative                              5,751             4,955                      1,510               1,639
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Total operating expenses                               18,106            21,314                      6,017               7,068
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Operating income (loss)                                    62               585                        437               (419)
Financial income (loss), net                            1,559             (152)                        540               (535)
Other income                                               33                 -                          -                   -
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Income  before taxes on income                          1,654               433                        977               (954)
Taxes on income                                         (175)               314                       (38)                  60
                                              ----------------    --------------           ----------------      --------------
                                              ----------------    --------------           ----------------      --------------

Net income (loss)                                       1,829               119                      1,015             (1,014)
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============
Net income (loss) attributed to preferred                 284                18                        157                   -
shares
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============
Net income (loss) available to ordinary                 1,545               101                        858             (1,014)
shares
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============
Basic  income (loss) per share attributable              0.10              0.01                       0.05              (0.06)
to Ordinary shareholders
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============

Dilured income (loss) per share
attributable to Ordinary shareholders                    0.10              0.01                       0.05              (0.06)
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============
Weighted average number of shares used for
computing  net income  per share to
ordinary shareholders
Basic                                              16,000,481        16,003,158                 16,000,579          16,003,158
                                              ================    ==============           ================      ==============
                                              ================    ==============           ================      ==============
Diluted                                            16,161,603        16,003,158                 16,286,891          16,003,158
                                              ================    ==============           ================      ==============


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





                                                                 TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                   CONSOLIDATED BALANCE SHEET


                                                                     (in thousands of U.S dollars)
                                                                    December 31,                       September 30,
                                                                        2007                                2008
                                                                        ----                                ----

ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                              33,408                               25,605
Short term  deposits                                                       98                                    -
Trade receivables                                                       8,185                                9,739
Unbilled receivables                                                    3,155                                4,545
Related parties                                                           409                                  686
Other accounts receivable and prepaid expenses                          3,192                                2,045
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Total current assets                                                   48,447                               42,620
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

LONG-TERM INVESTMENTS:
Investment in affiliate                                                   165                                  165
Severance pay fund                                                      3,937                                4,821
                                                            ------------------                 --------------------

Total long-term investments                                             4,102                                4,986
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------


PROPERTY AND EQUIPMENT
Cost                                                                   26,612                               28,902
Less - accumulated depreciation                                        20,567                               21,365
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------
Property and equipment, net                                             6,045                                7,537
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Other Intangible Assets                                                     -                                  259
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------
Goodwill                                                                    -                                1,150
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Total Assets                                                           58,594                               56,552
                                                            ==================                 ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                          2,364                                2,817
Related parties                                                         3,932                                    -
Deferred revenues                                                       4,666                                4,619
Other accounts payable and accrued expenses                             6,966                                6,570
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Total current liabilities                                              17,928                               14,006
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

ACCRUED SEVERANCE PAY                                                   5,651                                7,123
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Long term liability                                                     1,579                                1,774
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

SHAREHOLDERS' EQUITY:
Share capital                                                           2,595                                2,595
Additional paid-in capital                                             75,038                               75,132
Accumulated deficit                                                  (44,197)                             (44,078)
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------
Total shareholders' equity                                             33,436                               33,649
                                                            ------------------                 --------------------
                                                            ------------------                 --------------------

Total liabilities and shareholders' equity                             58,594                               56,552
                                                            ==================                 ====================
